Jardines

8th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

6th November 2006

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Jardine Matheson Holdings Limited
2006 Interim Dividend – Scrip Dividend

We enclose for your information a notification dated 6th November 2006 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

Encl

[Cng/Dividend/2006interim-div/dl/40]

Company	Jardine Matheson Hldgs Ld
TIDM	JAR
Headline	Dividend
Released	09:13 06-Nov-06
Number	5804L

JARDINE MATHESON HOLDINGS LIMITED

2006 INTERIM DIVIDEND

Please be advised of the following in respect of the scrip election for the 2006 interim dividend of the above Company:

Interim Dividend Per Share	Market value of the shares for calculating the Scrip Entitlement (1) (per share)	Scrip Entitlement Multiple (2)
US cents 10.00	US$19.82	198.2

Note:

(1) Average closing prices of the Company's shares on the Singapore Exchange Securities Trading Limited for the five trading days up to and including 3rd November 2006.

(2) Based on the interim dividend per share.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Matheson Holdings Limited

6th November 2006

www.jardines.com

END

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